Exhibit 99.1

CNFinance Announces the Results of its Extraordinary General Meeting

GUANGZHOU, China, December 10, 2025 /PRNewswire/ -- CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”), a leading home equity loan service provider in China, today announced the results of its extraordinary general meeting of shareholders held at 22nd Floor, South Finance Building, Chunrong 3rd Road, Yuancun Street, Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China at 10:00 AM (Hong Kong time) on December 10, 2025.

At the extraordinary general meeting, each of the following resolutions submitted for shareholder approval was adopted, and after the adoption of the proposed resolutions, all corporate authorizations and actions contemplated thereunder were approved:

1.	As an ordinary resolution that the Company shall adopt a dual-class shareholding structure by amending the authorised share capital of the Company:

(a)	FROM: US$380,000 divided into 3,800,000,000 Ordinary Shares of a nominal or par value of US$0.0001 each

(b)	TO: US$2,000,000 divided into 18,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, by:

(i)	the re-designation and reclassification of 1,559,576,960 authorised issued Ordinary Shares of a nominal or par value of US$0.0001 each into 1,559,576,960 Class A Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company;

(ii)	the re-designation and reclassification of 2,240,423,040 authorised and unissued Ordinary Shares into 2,240,423,040 Class A Ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company; and

(iii)	the increase in the authorised share capital of the Company by the creation of 14,200,000,000 authorised but unissued Class A Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company and 2,000,000,000 authorised but unissued Class B Ordinary Shares of a nominal or par value of US$0.0001 each in the capital of the Company.

2.	As a special resolution that the existing second amended and restated memorandum and articles of association of the Company be replaced in their entirety with a new third amended and restated memorandum and articles of association.

3.	As an ordinary resolution that, any director of the Company (the “Director”) be authorized to take any and all actions that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to retain existing borrowers and attract new borrowers, its ability to maintain and enhance the relationship and business collaboration with its trust company partners and to secure sufficient funding from them, the effectiveness of its risk assessment process and risk management system, its ability to maintain low delinquency ratios for loans it originated, fluctuations in general economic and business conditions in China, and relevant government laws, regulations, rules, policies or guidelines relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About CNFinance Holdings Limited

CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) is a leading home equity loan service provider in China. CNFinance, through its operating subsidiaries in China, conducts business by connecting demands and supplies through collaborating with sales partners and trust companies under the trust lending model, and sales partners, local channel partners and commercial banks under the commercial bank partnership model. Sales partners and local channel partners are responsible for recommending micro- and small-enterprise (“MSE”) owners with financing needs to the Company and the Company introduces eligible borrowers to licensed financial institutions with sufficient funding sources including trust companies and commercial banks who will then conduct their own risk assessments and make credit decisions. The Company’s primary target borrower segment is MSE owners who own real properties in Tier 1 and Tier 2 cities and other major cities in China. The Company’s risk mitigation mechanism is embedded in the design of its loan products, supported by an integrated online and offline process focusing on risks of both borrowers and collateral and further enhanced by effective post-loan management procedures.

For more information, please contact:

CNFinance

E-mail: ir@cashchina.cn